LEADINGBRANDS™

Q2

2009

Leading Brands, Inc.

Second Quarter Report

Period Ended August 31, 2009

Note: These financial statements have not been audited or reviewed by the Company’s auditors

Report to Shareholders

“Gross profit margin (before discounts and slotting fees) for the quarter was a remarkable 52.7%, up from 44.1% in Q1 and 43.2% in the same period of fiscal 2008.”

To our Shareholders:

In Q2 the Company generated after tax (non-cash) net income of $809,000 or $0.04 per share versus a net loss of ($291,000) or ($0.01) per share during Q2 of last year. The Company also recorded non-cash income taxes of $380,000 in this most recent quarter such that net income before non-cash income taxes was $1,189,000. SG&A expenses were reduced 41% from the same period last year and are now at a relatively stable and sustainable level.

Gross profit margin (before discounts and slotting fees) for the quarter was a remarkable 52.7%, up from 44.1% in Q1 and 43.2% in the same period of fiscal 2008. Those steady increases in gross margin percentage result most notably from a dramatic decrease in the Company’s input costs combined with an enhanced product mix and overall gains from improved business practices and efficiencies.

Gross revenue for the quarter was $6,624,000, up from $5,899,000 in Q1 and down from $9,562,000 in Q2 of last year; a quarter over quarter increase of 12.3% and a year over year decrease of 30.7% . This past quarter was the first one in which the Company no longer distributed its low margin legacy food products, instead concentrating on its core healthy branded beverages.

Discounts, rebates and slotting fees fell materially from $1,452,000 in Q2 of fiscal 2008 to $511,000 this past quarter Although some slightly higher percentage of slotting fees may ultimately be desirable, management does not believe a return to past levels is either necessary or warranted. Non-cash stock based compensation expense for the quarter was $67,000. As a consequence, EBITDA before non-cash stock based compensation for Q2 was almost $1,500,000.

Net income for the first half of the year was $1,012,000 versus a net loss of ($849,000) in the same period last year, a positive swing of $1,861,000. Year to date gross revenue was $12,523,000, down from $18,926,000 in Q2 of fiscal 2008; which decrease included the elimination of the Company’s food distribution business post year end.

YTD EBITDA before non-cash stock based compensation was $2,164,000. Driven by these results the Company’s liquidity has increased dramatically since fiscal year end, with debt repayments of more than $2,100,000 and cash and available credit now approximating $3,000,000.

The past 18 months have been hard and frustrating ones for the Company as it moved decisively in anticipation of the global economic downturn. Management has been determined to reduce overheads, increase efficiencies, shed less profitable product lines and ultimately refine the Company’s core premium beverage portfolio. As evidenced by these results that task is now complete, leaving the Company re-positioned to execute in an evolved marketplace. One lesson learned through the process is that the Company’s Integrated Distribution System can stand the test of time and is perhaps even better suited to today’s competitive landscape. With those travails behind, Leading Brands is now able to turn its resources and energies toward growing its business with new focus, vigor and purpose; both domestically and abroad.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Leading Brands, Inc   Q2 REPORT      1

Forward Looking Statement

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

- business objectives, goals and strategic plans;

-  operating strategies;

-  expected future revenues, earnings and margins;

- anticipated operating, selling and general and administrative costs;

-  availability of raw materials, including water, sugar, cardboard and closures and flavoring;

- effects of seasonality on demand for our products;

- anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;

- our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2010;

- anticipated capital expenditures; and

- anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2      Q2 REPORT   Leading Brands, Inc

Management’s Discussion & Analysis

For the three and six months ended August 31, 2009

September 21, 2009

The following information should be read in conjunction with the Company’s February 28, 2009 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, bottling, marketing and distribution of healthy beverages.

The Company sells a collection of its own and licensed brands (that it purchases for resale) through its Integrated Distribution System (IDS) of distributors, wholesalers, and chain stores and also bottles for third parties. Its principal product lines include juices and waters.

Overall Performance

The major developments during the three months ended August 31, 2009 included:

  The Company improved its margin percentage from
  33% in the quarter ended August 31, 2008 to 48.7% in the quarter ended August 31, 2009; and;

  The Company reduced its sales, general and administration costs by 40.9% over the same quarter of the prior year.

For the three months ended August 31, 2009, the Company reported gross sales of $6.624 million and an after tax net income of $809,455 as compared to gross sales of $9.562 million and a net loss of $290,571 in the corresponding quarter of the prior year. The increase in profitability in 2009 as compared to the corresponding period in 2008 was primarily the result of the Company focusing its efforts in areas that are more profitable, improving efficiencies and business practices and reducing sales, general and administration costs.

Risks

The types of risks and uncertainties that may affect the

Company have not changed since February 28, 2009 and are available in the February 28, 2009 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in note 10 and note 11 of the quarterly financial statements.

Results of Operations

SALES

	Quarter ended	Quarter ended
Sales	August 31, 2009	August 31, 2008	Change
Gross sales	$6,624,201	$9,561,553	$(2,937,352)
Discounts, rebates
and slotting fees	(511,284)	(1,452,055)	940,771
Net sales	$6,112,917	$8,109,498	$(1,996,581)

Gross sales for the quarter ended August 31, 2009 were $6,624,201 compared to $9,561,553 for the same quarter of the previous year, representing a decrease of 30.7% . The decrease of $2,937,352 in gross sales for the three months ended August 31, 2009 was the result of the following:

  decreased revenues from products that the Company manufactures of $1,768,920 largely due to the Company focusing its efforts on areas that are more profitable; and

  decreased sales of products that the Company purchases for resale of $1,168,432 almost entirely due to the discontinuation of the low margin food products.

Discounts, rebates and slotting fees for the quarter ended August 31, 2009 decreased $940,771, as a result of lower discounts for products that the Company manufactures in the amount of $934,371 and lower discounts for products that the Company purchases for resale of $6,400.

	Six months ended	Six months ended
Sales	August 31, 2009	August 31, 2008	Change
Gross sales	$12,522,980	$18,926,484	$(6,403,504)
Discounts, rebates
and slotting fees	(1,001,000)	(2,617,790)	1,616,790
Net sales	$11,521,980	$16,308,694	$(4,786,714)

Leading Brands, Inc  Q2 REPORT      3

Gross sales for the six months ended August 31, 2009 were $12,522,980 compared to $18,926,484 for the same period of the previous year, representing a decrease of 33.8% . The decrease of $6,403,504 in gross sales for the six months ended August 31, 2009 was the result of the following:

  decreased revenues from products that the Company manufactures of $4,539,606 largely due to the
  Company focusing its efforts on areas that are more profitable; and

  decreased sales of products that the Company purchases for resale of $1,863,898 mostly due to the discontinuation of the low margin food products,

Discounts, rebates and slotting fees for the six months ended August 31, 2009 decreased $1,616,790 as a result of lower discounts for products that the Company manufactures in the amount of $1,599,855 and lower discounts for products that the Company purchases for resale of $16,935.

COST OF SALES

Cost of sales for the quarter ended August 31, 2009 was $3,136,073 compared to $5,433,630 for the same quarter of the previous year, representing a decrease of 42.3% . The decrease of $2,297,557 in cost of sales for the three months ended August 31, 2009 was the result of the following:

  decreased cost of sales of products that the Company manufactures of $1,369,398 largely due to the
  Company focusing its efforts on areas that are more profitable; and

  decreased cost of sales of products that the Company purchases for resale of $928,159 almost entirely due to the discontinuation of the low margin food products.

Cost of sales for the six months ended August 31, 2009 was $6,433,792 compared to $10,861,164 for the same period of the previous year, representing a decrease of 40.8% . The decrease of $4,427,372 in cost of sales for the six months ended August 31, 2009 was the result of the following:

  decreased cost of sales of products that the Company manufactures of $2,935,828 largely due to the
  Company focusing its efforts on areas that are more profitable; and

  decreased cost of sales of products that the Company purchases for resale of $1,491,544 mostly due to the discontinuation of the low margin food products.

MARGIN

Margin for the quarter ended August 31, 2009 was $2,976,844, or 48.7%, compared to $2,675,868, or 33.0%, for the same quarter of the previous year, representing an increase in margin percentage of 15.7% . The increase of $300,976 in margin for the three months ended August 31, 2009 was the net result of the following:

  increased margin from products that the Company manufactures of $534,849 largely due to the Company focusing its efforts on areas that are more profitable; offset by decreased margin from products that the Company purchases for resale of $233,873 almost entirely due to the discontinuation of the low margin food products.

Margin for the six months ended August 31, 2009 was $5,088,188, or 44.2%, compared to $5,447,530, or 33.4%, for the same period of the previous year, representing an increase in margin percentage of 10.8% . The decrease of $359,342 in margin for the six months ended August 31, 2009 was the result of the following:

  decreased margin from products that the Company manufactures of $3,923 largely due to the Company focusing its efforts on areas that are more profitable; and

  decreased margin from products that the Company purchases for resale of $355,419 almost entirely due to the discontinuation of the low margin food products.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended August 31, 2009 were $1,547,897 compared to $2,619,084 for the same quarter of the previous year representing a decrease of 40.9% . The decrease of $1,071,187 is the effect of:

  lower selling and marketing expenses of $611,720

  lower administration costs of $190,164; and

  lower operating costs of $269,303

Selling, general and administration expenses for the six months ended August 31, 2009 were $3,071,723 compared to $5,674,796 for the same period of the previous year representing a decrease of 45.9% . The decrease of $2,603,073 is the effect of:

  lower selling and marketing expenses of $1,646,566;

  lower administration costs of $430,689; and

  lower operating costs of $525,818.

4     Q2 REPORT  Leading Brands, Inc

OTHER EXPENSES AND INCOME

Interest on long-term debt decreased from $86,355 to $57,242 for the quarter ended August 31, 2009 and from $177,796 to $118,703 for the six months ended August 31, 2009 compared the same periods of the prior year due to lower average borrowing levels and lower interest rates. Interest on current debt decreased from $41,495 to $525 for the quarter ended August 31, 2009 and from $80,040 to $7,122 for the six months ended August 31, 2009 compared to the same periods of the prior year for the same reasons.

For the quarter ended August 31, 2009, the Company recorded other income of $1,018 compared to $11,391 in the corresponding quarter of the prior year and in the six months ended August 31, 2009 the Company recorded other income of $1,198 compared to $26,238 in the corresponding period of the prior year from interest on bank balances.

For the quarter ended August 31, 2009, the Company recorded a non-cash income tax expense of $379,513 corresponding to operating profits in the Canadian operating entities, as compared to $33,858 in the same quarter of the prior year and a non-cash income tax expense of $524,959 in the six months ended August 31, 2009 compared to an income tax recovery of $3,940 in the corresponding period of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	AUGUST 31		MAY 31		FEBRUARY 28/29		NOVEMBER 30
	2009	2008	2009	2008	2009	2008	2008	2007
Net sales / operating revenue	$6,112,917	$8,109,498	$5,409,063	$8,199,196	$5,677,033	$6,772,235	$6,209,923	$7,364,359
Net income (loss)	$809,455	$(290,571)	$202,474	$(558,913)	$(928,442)	$(2,290,192)	$(535,769)	$(1,624,419)
Net income (loss) per share	$0.04	($ 0.01)	$0.01	$(0.03)	($ 0.05)	($ 0.12)	($ 0.03)	($ 0.08)
Net income (loss) per share, diluted	$0.04	($ 0.01)	$0.01	$(0.03)	($ 0.05)	($ 0.12)	($ 0.03)	($ 0.08)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

Leading Brands, Inc  Q2 REPORT      5

CASH FLOWS

	Three months	Three months
Cash provided by	ended	ended
(used in):	August 31, 2009	August 31, 2008	Change
Operating activities	$1,269,619	$599,816	$669,803
Investing activities	$(3,049)	$(120,051)	$117,002
Financing activities	$(337,840)	$(465,252)	$127,412

The increase in cash generated from operating activities for the three months ended August 31, 2009 was primarily a result of cash generated from operating income for the period which was partially offset by cash used in non-cash operating working capital items in the amount of $162,345. Cash was utilized for an increase in accounts receivable and a reduction of accounts payable and cash was generated from a reduction of inventory and prepaid expenses. In the same quarter of the prior year, the Company incurred operating losses that were offset by cash generated from non-cash operating working capital items in the amount of $565,049.

The decrease in utilization of cash for investing activities relates to a reduction in purchases of equipment for the bottling plant compared to the same period of the prior year.

Less cash was utilized for financing activities during the quarter ended August 31, 2009 due to the full repayment of the remaining operating line balance early in the quarter.

	Six months	Six months
Cash provided by	ended	ended
(used in):	August 31, 2009	August 31, 2008	Change
Operating activities	$2,842,943	$(878,953)	$3,721,896
Investing activities	$(79,700)	$(397,552)	$317,852
Financing activities	$(2,104,612)	$399,854	$(2,504,466)

The increase in cash generated from operating activities for the six months ended August 31, 2009 was primarily a result of cash generated from operating income for the period along with cash generated from non-cash operating working capital items in the amount of $808,706. Cash was generated from a reduction in accounts receivable, inventory and prepaid expenses partially offset by cash utilized to reduce accounts payable. In the same period of the prior year, the Company incurred operating losses and utilized cash for non-cash operating working capital items in the amount of $584,044.

The decrease in utilization of cash for investing activities relates to a reduction in purchases of equipment for the bottling plant compared to the same period of the prior year.

More cash was utilized for financing activities during the six months ended August 31, 2009 due to the full repayment of the remaining operating line balance compared to an increase in bank indebtedness in the same period of the prior year.

Liquidity and Capital Resources

As at August 31, 2009, the Company had working capital of $1,625,657 and an unused portion of the revolving bank line of credit of $1,623,000 (the revolving line of credit has a limit of $3,500,000 subject to the availability of eligible collateral and at August 31, 2009, the actual limit based on eligible collateral was $1,623,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at August 31, 2009.

Considering the positive working capital position, including the cash on hand at August 31, 2009, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

Effective March 1, 2009, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3064 “Goodwill and Intangible Assets”. The adoption of Section 3064 had no impact on the financial statements.

Disclosure of Outstanding Share Data

At September 21, 2009, the Company had 19,958,124 issued and outstanding common shares, 1,863,999 issued and outstanding stock options, of which 1,054,300 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Changes in Internal control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on June 1, 2009 and ended on August 31, 2009 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

6       Q2 REPORT  Leading Brands, Inc

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	August 31	February 28
(EXPRESSED IN CANADIAN DOLLARS)	2009	2009

ASSETS
Cash	$1,358,703	$699,931
Accounts receivable (Note 11)	1,267,741	1,478,433
Inventory (Note 2)	2,073,661	3,096,403
Prepaid expenses and deposits (Note 3)	157,245	177,638
	4,857,350	5,452,405

Property, plant and equipment	9,323,473	9,615,327
Trademarks and rights	108,960	108,960
Goodwill (Note 4)	3,353,543	3,353,543
Future income taxes (Note 5)	3,698,783	4,223,742
Total Assets	$21,342,109	$22,753,977

LIABILITIES
Bank indebtedness	-	$1,512,915
Accounts payable and accrued liabilities	1,903,763	2,348,884
Current portion of long-term debt (Note 6)	1,327,930	1,300,981
	3,231,693	5,162,780

Long-term debt (Note 6)	3,190,340	3,808,986
Lease inducement (Note 7)	88,391	101,171
	$6,510,424	$9,072,937
SHAREHOLDERS’ EQUITY
Share capital (Note 8)
Common shares	45,283,762	45,283,762
Contributed surplus	7,559,501	7,420,785
Accumulated other comprehensive income -
currency translation adjustment	577,916	577,916
Deficit	(38,589,494)	(39,601,423)
	14,831,685	13,681,040
Total Liabilities and Shareholders’ Equity	$21,342,109	$22,753,977

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc  Q2 REPORT      7

Leading Brands, Inc.
Consolidated Statement of Income (Loss) and
Comprehensive Income (Loss)

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN CANADIAN DOLLARS)	ended	ended	ended	ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008

Gross Sales	$6,624,201	$9,561,553	$12,522,980	$18,926,484
Less: Discounts, rebates and slotting fees	(511,284)	(1,452,055)	(1,001,000)	(2,617,790)
Net Sales	6,112,917	8,109,498	11,521,980	16,308,694

Cost of sales	3,136,073	5,433,630	6,433,792	10,861,164
Selling, general and administration expenses	1,547,897	2,619,084	3,071,723	5,674,796
Amortization of property, plant and equipment	182,125	189,397	362,898	374,394
Interest on long-term debt	57,242	86,355	118,703	177,796
Interest on current debt	525	41,495	7,122	80,040
Loss on sale of assets	555	7,641	8,515	20,166
Interest income	(1,018)	(11,391)	(1,198)	(26,238)
Foreign exchange loss (gain)	550	-	(16,463)	-
	4,923,949	8,366,211	9,985,092	17,162,118

Net income (loss) before taxes	1,188,968	(256,713)	1,536,888	(853,424)

Income tax (expense) recovery	(379,513)	(33,858)	(524,959)	3,940
Net income (loss)	809,455	(290,571)	1,011,929	(849,484)

Foreign exchange translation adjustment	-	604	-	7,182

Comprehensive income (loss)	$809,455	$(289,967)	$1,011,929	$(842,302)

Income (loss) per share - basic and diluted	$0.04	$(0.01)	$0.05	($0.04)

Weighted average number of shares
outstanding - basic and diluted	19,958,124	19,958,124	19,958,124	19,958,124

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

8      Q2 REPORT  Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN CANADIAN DOLLARS)	ended	ended	ended	ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$809,455	$(290,571)	$1,011,929	$(849,484)
Items not involving cash
Depreciation and amortization	182,125	189,397	362,898	374,394
Amortization of leasehold inducement	(6,390)	-	(12,780)	-
(Note 7)
Loss on sale of assets	555	7,641	8,515	20,166
Changes in non-cash operating working
capital items (Note 9)	(162,345)	565,049	808,706	(584,044)
Future income taxes	379,513	32,567	524,959	(5,231)
Stock based compensation expense	66,706	95,733	138,716	165,246
	$1,269,619	$599,816	$2,842,943	$(878,953)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,049)	(120,051)	(90,219)	(398,147)
Proceeds on sale of property,
plant and equipment	-	-	10,519	595
	(3,049)	(120,051)	(79,700)	(397,552)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(42,737)	(183,214)	(1,512,915)	905,209
Proceeds from issuance of long-term debt	-	-	-	72,478
Repayment of long-term debt	(295,103)	(282,038)	(591,697)	(577,833)
	(337,840)	(465,252)	(2,104,612)	399,854

Increase (decrease) in cash and cash equivalents	928,730	14,513	658,631	(876,651)
Effect of exchange rates on cash	(3)	(3,322)	141	2,689

Cash and cash equivalents, beginning of period	429,976	2,001,656	699,931	2,886,809

Cash and cash equivalents, end of period	$1,358,703	$2,012,847	$1,358,703	$2,012,847

Interest paid	$60,643	$132,069	$130,072	$265,527
Interest received	$(1,018)	$(10,860)	$(1,196)	$(26,090)
Income tax paid	$-	$1,291	$-	$1,291

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc  Q2 REPORT      9

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the period ended August 31, 2009
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Effective for the year ended February 28, 2009, the Company changed its reporting currency from United States dollars (“U.S.”) to Canadian dollars (“Cdn$”). The Company believes that financial statements presented in Canadian dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s transactions are denominated in Canadian dollars. For the quarter ended August 31, 2008 and for all prior periods, the Company reported its financial statements in U.S. dollars. The comparative figures disclosed in these financial statements have been restated to the Canadian dollar as if the Canadian dollar had been used as the reporting currency for all periods Results of operations for interim periods are not necessarily indicative of annual results.

Interim financial reporting

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Adoption of new accounting standards

Effective March 1, 2009, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3064 “Goodwill and Intangible Assets”. The adoption of Section 3064 had no impact on the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances.

2. INVENTORY

	August 31, 2009	February 28, 2009
Finished goods	$1,087,892	$1,677,621
Raw Materials	985,769	1,418,782
	$2,073,661	$3,096,403

3. PREPAID EXPENSES AND DEPOSITS

	August 31, 2009	February 28, 2009
Slotting fees	$125	$437
Insurance premiums	60,241	65,541
Rental deposits and other	96,879	111,660
	$157,245	$177,638

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. No impairment was recognized in the periods presented.

5. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future

10      Q2 REPORT  Leading Brands, Inc

income tax asset amounts have been partially offset by a valuation allowance.

6. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at August 31, 2009, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

7. LEASE INDUCEMENT

In the fiscal year ended February 28, 2009, the Company received a lease inducement of $115,016 worth of leasehold improvements as an incentive to enter into a 5-year lease term for the Vancouver offices. This amount will be amortized over the remainder of the lease term. The amortization for the quarter ended August 31, 2009 was $6,390 with a corresponding credit to rental expense under the category of selling, general and administration expenses.

8. SHARE CAPITAL

Common share capital
Outstanding at February 28 and August 31, 2009		19,958,124

	Issued and	Weighted
	outstanding	average
Stock options expired since May 31,	options	exercise price
2009		US$
Outstanding at May 31, 2009	1,867,499	$0.99
Expired	(3,500)	$1.49
Outstanding at August 31, 2009	1,863,999	$0.99

At August 31, 2009 there were 1,047,433 vested options outstanding at an average exercise price of $1.04 US.

	Issued and
	outstanding
Common share purchase warrants	warrants	Exercise price

Outstanding at February 28 and August 31, 2009	1,817,001	$3.95 US

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 US in the event that the Company issues new shares at a price lower than the exercise price.

9. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Aug 31, 2009	Aug 31, 2008	Aug 31, 2009	Aug 31, 2008

Accounts receivable	$(452,009)	$373,216	$210,692	$596,739

Inventory	495,876	514,891	1,022,742	(10,504)

Prepaid expenses	86,797	(54,052)	20,393	(412,578)
and deposits

Accounts payable
and accrued
liabilities	(293,009)	(269,006)	(445,121)	(757,701)

Changes in non-
cash operating
working capital
items	$(162,345)	$565,049	$808,706	$(584,044)

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash equivalents, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to the availability of eligible collateral. The actual limit based on eligible collateral at August 31, 2009 was $1.623 million. The agreement with respect to the bank indebtedness contains three financial covenants.

Leading Brands, Inc  Q2 REPORT      11

They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at August 31, 2009.

11. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of August 31, 2009.

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company has cash in bank balances and has no cash equivalents at August 31, 2009.

As at August 31, 2009, the Company is exposed to credit risk through the following assets:

	August 31,	February 28,
	2009	2009
Trade receivables	$1,267,733	$1,558,904
Other receivables	65,642	75,654
Allowance for doubtful accounts	(65,634)	(156,125)
	$1,267,741	$1,478,433

The Company’s customers consist mainly of wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2009, the Company’s ten largest customers comprised approximately 84% of sales compared with 82% in the last fiscal year ended February 28, 2009 and no one customer comprised more than 68% of sales compared with 47% in the last fiscal year ended February 28, 2009. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at August 31, 2009, 93.8% are not due, 4.3% are between 30 and 60 days overdue but are not impaired and 1.9% are over 90 days but fully provided for in the allowance for doubtful accounts.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market Risk

a)

Currency risk –The Company concludes sales in U.S. dollars to customers in the US and other foreign countries. The Company also purchases raw materials as well as equipment in U.S. dollars . Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in US dollars. The Company has not hedged its exposure to currency fluctuations.

At August 31, 2009, the Company’s accounts receivable and cash balances included $42,000 denominated in U.S. dollars ($352,000 as at February 28, 2009), the Company’s accounts payable and accrued liabilities balance included $283,000 denominated in U.S. dollars ($226,000 as at February 28, 2009) and the Company’s bank indebtedness balance included $Nil denominated in U.S. dollars ($222,000 as at February 28, 2009).

All other factors being equal, a 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $37,000 on net earnings for the quarter ended August 31, 2009. A 5% US/ Canadian dollar decrease would have a positive impact of similar magnitude.

b) Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest- bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness is used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at August 31, 2009 the Company has long term debt with its primary

12      Q2 REPORT  Leading Brands, Inc

lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at August 31, 2009, the Company had short and long-term debt with variable interest rates in the amount of $2.485 million. A 1.0% increase in the interest rate on average borrowing levels for the period from June 1, 2009 to August 31, 2009 would have an unfavorable impact of approximately $26,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

12. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

13. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc  Q2 REPORT      13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, are available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Robert Mockford
VP of Bottling Operations	VP of Operations
Jody Christopherson	Dave Read
Regional VP	Executive Vice-President
Donna Louis, CGA
Chief Financial Officer
Ralph D. McRae
Chairman, President and Chief Executive Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200
Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

14      Q2 REPORT  Leading Brands, Inc